SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Augusta Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

050912203

(CUSIP Number)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley,

Vice President, General Counsel and Corporate Secretary

(416) 362-2576

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005-1413

(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc. (“Hudbay”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 151,473,234[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 151,473,234

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,473,234

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%[2]

14.	Type of Reporting Person (See Instructions) CO

1 Includes: (i) 3,883,900 common shares of Augusta Resource Corporation (“Augusta” or the “Issuer” and, such common shares, “Common Shares”) purchased on the open market between July 23, 2010 and August 18, 2010; (ii) 10,905,590 Common Shares issued by Augusta to Hudbay pursuant to the Subscription Agreement, dated August 27, 2010 (the “Subscription Agreement”), by and between Augusta and Hudbay; (iii) 5,452,795 Common Shares issued on March 18, 2011 upon the exercise of purchase warrants issued by Augusta to Hudbay pursuant to the Subscription Agreement; (iv) 2,816,300 Common Shares purchased through block trades executed on February 25, 2013, February 28, 2013 and April 16, 2013; (v) 122,017,869 Common Shares purchased pursuant to Hudbay’s offer dated February 10, 2014, as amended (the “Offer”), to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding Common Shares, other than any Common Shares held directly or indirectly by Hudbay and its affiliates; and (vi) 6,396,780 Common Shares purchased pursuant to the Amalgamation Agreement, dated as of August 22, 2014 (the “Amalgamation Agreement”), by and among Augusta, 8988285 Canada Inc., an indirect, wholly-owned subsidiary of Hudbay (“Newco”), and Hudbay.

2 Based on 151,473,234 common shares of Augusta outstanding as of September 23, 2014 as disclosed by Augusta to Hudbay.

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D filed by Hudbay on August 27, 2010 (the “Schedule 13D”) and amended on March 18, 2011, April 17, 2013, February 10, 2014, June 23, 2014, July 17, 2014 and July 30, 2014, with respect to the Common Shares. The Common Shares to which this Amendment relates are held directly by Hudbay. This Amendment is being filed to amend the Schedule 13D, as amended, in light of recent events.

Item 4. Purpose of the Transaction

Item 4 is supplemented as follows:

(h) Delisting of Augusta from the NYSE MKT LLC (the “Exchange”)

Trading of the Common Shares has been suspended effective September 23, 2014.  Also on September 23, 2014, the Exchange has filed a Form 25 notification with the Commission relating to the removal of the Common Shares from listing on the Exchange. Augusta intends to file a Form 15 with the Commission once it meets the criteria for terminating its reporting obligations under the Act.

Item 5. Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a)-(b)   On September 23, 2014, the amalgamation of Augusta and Newco became effective pursuant to the Amalgamation Agreement. The resulting continuing corporation is an indirect, wholly-owned subsidiary of Hudbay.  Accordingly, Hudbay has acquired the 6,396,780 Common Shares not already owned by Hudbay or its affiliates.

Including the additional 6,396,780 Common Shares acquired pursuant to the Amalgamation Agreement, Hudbay owns 151,473,234 Common Shares, representing 100% of the issued and outstanding Common Shares.

The following information with respect to the ownership of the Common Shares by Hudbay is provided as of September 23, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of
HudBay Minerals Inc.	151,473,234	100%	151,473,234	0	151,473,234	0

No director or executive officer of Hudbay beneficially owns or is deemed to beneficially own any Common Shares as at September 23, 2014.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

Date: September 23, 2014	By:	/s/ Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, General Counsel and Corporate Secretary